Will H. Cai T: +852 3758 1210 wcai@cooley.com	VIA EDGAR

July 20, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Cash

SiSi Cheng

Re:	EHang Holdings Limited

Form 20-F for Fiscal Year Ended December 31, 2020

Filed June 15, 2021

File No. 001-39151

Dear Mr. Cash and Ms. Cheng:

On behalf of our client, EHang Holdings Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 29, 2021 (the “Comment Letter”), relating to the above-captioned Form 20-F (the “Form 20-F”).

For the Staff’s convenience, each of the comments in the Comment Letter is reproduced and repeated below in bold and in italics, with the Company’s response set forth in regular font immediately thereafter. Capitalized terms used but not defined herein have the meanings given to them in the 20-F. In the responses below, page number references are to the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2020

Exhibits 12.1 and 12.2, page 1

1.

We noted that the certifications filed as Exhibits 12.1 and 12.2 exclude the introductory language regarding internal control over financial reporting in the fourth paragraph. Please amend the filing to provide revised certifications that include the required information. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

RESPONSE: The Company acknowledges that the introductory language regarding internal control over financial reporting was inadvertently excluded from the certifications filed as Exhibits 12.1 and 12.2 to the Form 20-F. The Company plans to file an amendment to the Form 20-F to correct the officers’ certifications. In accordance with the Comment Letter, the amendment will include only the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certifications. Because no financial statements will be included with the amendment, paragraph 3 of the Section 302 certifications will be omitted. The Company intends to file such amendment promptly following the Staff’s confirmation of no further comments with respect to the Form 20-F.

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(ad) Segment Reporting, page F-31

2.

We note your disclosure that you have one reportable segment. Tell us how you assessed whether each of the commercial solutions (i.e., air mobility solutions, smart city management solutions and aerial media solutions) is an operating segment as defined in ASC 280-10-50-1. If you have determined that the commercial solutions are operating segments that can be aggregated, demonstrate how you determined that aggregation complies with the requirements of ASC 280-10-50-11, including similar economic characteristics. In this regard, we note from your disclosure on page 89 that Air Mobility Solutions had a higher gross profit margin. If you have determined that your commercial solutions are not operating segments, explain how you made that determination.

RESPONSE: The Company respectfully advises the Staff that none of its commercial solutions (i.e., air mobility solutions, smart city management solutions and aerial media solutions) is individually an operating segment as defined in ASC 280-10-50-1.

Under ASC 280-10-50-1, an operating segment shall have the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

The Company determined that each of the commercial solutions satisfied criteria (a) and (c). However, because all of criteria (a), (b) and (c) must be satisfied for a component to be considered an operating segment, the Company determined that none of the commercial solutions was a separate operating segment and rather all of the commercial solutions collectively comprised the Company’s one, single operating segment.

The Company determined that none of the commercial solutions satisfied criterion (b) as the information stated therein is not used by CODM in assessing the Company’s operating performance and allocating resources for the reasons discussed below.

The Company’s CODM is Mr. Huazhi Hu, who is the Company’s Chief Executive Officer (the “CEO”). Mr. Hu is the management team member responsible for the Company’s resource allocation decisions and assessing performance of its operating segment. The Company maintains an organizational structure that engages in sales and marketing, research and development, product and project management, supply-chain management, finance and other key operational functions such as legal, human resources, and information technology. All the functional areas operate on a group-wide basis and support all of the commercial solutions. There is no segment manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the individual commercial solutions.

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission

Based on the Company’s reporting structure, its finance team prepares the operating results and financial information at a group-consolidated level on a quarterly basis. The information is reviewed and authorized by Mr. Richard Liu, the Company’s Chief Financial Officer (the “CFO”), who reports the group’s consolidated operating results to the CEO. The CODM obtains financial information through reviewing consolidated financial information and operating results provided by the CFO at executive meetings. The CODM uses this information to make timely company-wide decisions related to investment in research and development and other capital commitments, changes in personnel, and the allocation of any other Company resources. During his meetings with the executives, the CODM does not receive or review financial information such as balance sheets, operating results or cash flows on a disaggregated basis at each of the commercial solutions level. In reviewing and evaluating the Company’s operating results, the CODM assesses the Company in light of its business strategy, which is to continuously introduce new and innovative products, services to satisfy the customers’ changing preferences by leveraging the Company’s core technology platform comprising of the Company’s autonomous aerial vehicles and related operating systems and infrastructure.

The CODM views all of the commercial solutions as parts of one integrated plan to implement the Company’s business strategy. In his review and assessment of the Company’s operations, the CODM primarily focuses on aspects of the Company’s operations such as total revenue growth and research and development activities, that, in his view, are indicators of the Company’s implementation of this business strategy.

As the Company operates in a new business and is still in a start-up stage, the budgeting process prioritizes on capital and expenditures for its commercialization strategies. During the budgeting process, the CODM focuses on group-wide resource and capital allocation for greater market efforts, obtaining regulatory approvals, optimizing the hardware and software systems, branding and advertising and expanding its manufacturing capacities. The capital and expenditure budgets originate at the operational functional level on consolidated basis. Preliminary consolidated budgets are aggregated from the operational function and reviewed by the CFO. The consolidated capital and expenditure budgets are then provided for the CODM’s review and approval.

The executives report to the CODM by function, and the compensations of the senior management are determined based on the Company’s consolidated results as opposed to the individual performance of any commercial solution. The Company does not determine individual compensation based on performance metrics of any individual commercial solution. Further, the information that is reviewed by the Company’s Board of Directors is exclusively focused on the Company’s overall consolidated financial performance.

While gross profit margin analysis by commercial solution is available, it is only used by the CFO and his financial reporting team to address the MD&A disclosure requirements in the Company’s Form 20-F. For example, the Company’s disclosure on page 89 that Air Mobility Solutions had a higher gross profit margin was intended to explain the reason for the overall increased gross profit margin. Further, gross profit margin by individual commercial solutions is not used by the CODM to assess performance and make resource allocation decisions because the Company is in an early commercialization stage, focusing on total revenue growth and research and development activities for decision making.

The Company utilizes research and development resources on various commercial solutions to support major business strategy. The Company’s development plan involves the integration of activities from all commercial solutions. In addition, individuals who perform activities such as coding and flight testing, implementations, and similar work can serve multiple commercial solutions as their skills are applied to multiple product lines within various commercial solutions. In this regard, the CODM is focused on research and development resource allocation across the Company as a whole, rather than each individual commercial solution.

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission

Based upon the criteria prescribed by ASC 280-10-50-1, the Company determined that none of its commercial solutions is an operating segment.

5. Accounts Receivables, Net, page F-36

3.

Please tell us how you determined the appropriate allowance amount at December 31, 2020, including your consideration of ASC 310-10-35-7 through 35-11 when establishing your allowance of doubtful accounts. Provide us with and disclose an aging of your accounts receivable as of December 31, 2020, detailing the total amounts outstanding at the balance sheet date by categories of time, such as over 30 days, over 90 days, over six months, over one year, over two years, etc. For each category, show the amount that has been subsequently collected. Please also tell us and disclose the nature and terms of the payment commitment letters you signed with your customers and whether they are legally enforceable.

RESPONSE: The Company respectfully advises the Staff that it determined the allowance amount for doubtful account based on the information available through the date the audited financial statements were issued, including subsequent cash receipts, historical experience, overdue aging and other factors.

The table below presents aging of accounts receivables at December 31, 2020:

	Balance as of December 31, 2020				Subsequent collections as of June 15, 2021
Accounts receivable by aging bucket	Three major customers under individual review		Remaining customers under group review	Total	From the Three major customers	From the remaining customers	% of subsequent collections
	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000
Not due*	65,285	*	7,255	72,540	10,800	—	15%
Overdue	87,445		29,454	116,899	64,132	—	56%

- by 3 months	35,852		8,005	43,857	14,799	1,376	37%
- by 3-6 months	37,653		33	37,686	35,393	—	94%
- by 6-12 months	13,940		15,792	29,732	13,940	—	47%
- by 1-2 years	—		5,291	5,291	—	—	—
- by 2-3 years	—		333	333	—	—	—

Total gross accounts receivable*	152,730	*	36,709	189,439	74,932	1,376	40%
Allowance for doubtful accounts	—		(10,051)	(10,051)	—	—	—

Accounts receivable, net*	152,730	*	26,658	179,388	74,932	1,376	43%

*	Amounts from the three major customers include RMB16,242 presented as non-current assets in the Company’s consolidated balance sheet as of December 31, 2020.

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission

As of December 31, 2020, accounts receivable from three major customers totaled RMB152,730 (amounts in thousands in the rest of the response), which accounted for 81% of the Company’s gross accounts receivables, with the aging of the balances detailed in the table above. Uncollected overdue balances from these customers totaled RMB23,313 as of June 15, 2021, the issuance date of the Company’s consolidated financial statements. The Company specifically reviewed and assessed the doubtful accounts for each of the three major customers. The Company has a stable business relationship with each of these customers and they have continuous transactions and payments with the Company during 2020. Historically, there has not been any write-off of uncollectible accounts receivable from these customers. During the ongoing discussions with management of the three major customers, the Company understood that each of the three major customers had slower payments due to the COVID-19 impact during 2020. However, as the impact of COVID-19 had waned in mainland China, these customers obtained and would continue to obtain financing from their respective investors and/or other sources. In the first quarter of 2021, the Company signed legally binding and enforceable payment commitment letters with each of these customers, which included specific payment schedules covering all the outstanding balances from them, out of which RMB136,488 will be received no later than the end of 2021, and RMB16,242 no later than April 2022. As of June 15, 2021, the Company had received RMB74,932, out of which RMB64,132 were overdue balances, from these customers in accordance with the payment terms provided in the commitment letters and did not issue any credit note to the three major customers subsequently. Considering all the above factors, including the on-going business relationship, the current economic environment, the legally binding and enforceable payment commitment letters and the historical and subsequent collection experiences, the Company determined that the risk of not collecting the remaining balances from these customers to be minimal. Therefore, the Company did not provide for any bad debt allowances as of December 31, 2020 based on the individual review of these receivables.

Gross accounts receivables from the remaining customers amounting to RMB36,709 in the aggregate accounted for 19% of the total balance as of December 31, 2020, with no balance from any customer exceeding 10%. The Company typically requires a portion of payments upfront and the remaining amounts are contractually due ranging from three to six months. Uncollected overdue balances from these customers totaled RMB28,078 as of June 15, 2021, the issuance date of the Company’s consolidated financial statements. The Company did not experience any disputes with or acknowledge of financial difficulties of these customers and did not issue any credit note to these customers subsequently, therefore the Company’s assessment of collectability of the abovementioned remaining customers is at group level for similar types of receivables based on overdue aging. The historical experience of the Company, the current economic environment and experience of comparable companies are taken into consideration when determining the amount of allowance for doubtful accounts. The Company provided RMB10,051 allowance based on provision rates by overdue aging in relation to this group of customers, which accounted for 34% of the corresponding overdue balance. Moreover, RMB19,160 of the overdue amount from the remaining customers are from government related entities which are creditable. The late payment from them is mainly due to long approval process but historically there’s less risk of collection. Based on the above, the Company considered the collectability risk of net overdue balance after consideration of the allowance to be minimal.

The Company respectfully advises the Staff that it believes the current disclosures on the accounts receivables and related allowances for doubtful accounts are adequate considering Regulation S-X 5-02 and ASC 310-10-50. In addition, the Company has disclosed material information regarding the commitment letters covering RMB152,730, or 81% of the total gross accounts receivables, related subsequent collections and the non-current portion.

*    *    *    *

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission

Please direct any questions or comments regarding the Company’s response to the Staff’s comments to the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Sincerely,

/s/ Will H. Cai
Will H. Cai

cc:	Richard Liu, Chief Financial Officer, EHang Holdings Limited

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com